EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September	Year Ended December
$ in millions	2016	2015	2014	2013	2012	2011
Net earnings	$ 5,051	$ 6,083	$ 8,477	$ 8,040	$ 7,475	$ 4,442

Add:
Provision for taxes	1,856	2,695	3,880	3,697	3,732	1,727

Portion of rents representative of an interest factor	62	83	103	108	125	159

Interest expense on all indebtedness	5,016	5,388	5,557	6,668	7,501	7,982
Pre-tax earnings, as adjusted	$11,985	$14,249	$18,017	$18,513	$18,833	$14,310
Fixed charges [1]:
Portion of rents representative of an interest factor	$ 62	$ 83	$ 103	$ 108	$ 125	$ 159

Interest expense on all indebtedness	5,031	5,403	5,569	6,672	7,509	7,987
Total fixed charges	$ 5,093	$ 5,486	$ 5,672	$ 6,780	$ 7,634	$ 8,146
Preferred stock dividend requirements	524	743	583	458	274	2,683
Total combined fixed charges and preferred stock dividends	$ 5,617	$ 6,229	$ 6,255	$ 7,238	$ 7,908	$10,829
Ratio of earnings to fixed charges	2.35x	2.60x	3.18x	2.73x	2.47x	1.76x
Ratio of earnings to combined fixed charges and preferred stock dividends	2.13x	2.29x	2.88x	2.56x	2.38x	1.32x

1.

Fixed charges include capitalized interest of $15 million for the nine months ended September 2016, $15 million for 2015, $12 million for 2014, $4 million for 2013, $8 million for 2012 and $5 million for 2011.